

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Mr. Felix R. Ehrat
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland

Re: Advanced Accelerator Applications S.A.
Schedule TO-T
Filed December 7, 2017 by Novartis Groupe France S.A. and Novartis AG
File No. 005-89192

Dear Mr. Ehrat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

General

1. Disclosure indicates that Parent and Purchaser are unable to implement a squeeze-out of minority shareholders following completion of the Offer under French law. Please explain how the rights of minority shareholders will differ after completion of the Offer, including their ability to participate in corporate governance matters.

2. Please disclose any restrictions under local law on your ability to control or fully integrate AAA if you own less than all of its securities after the Offer. If applicable, discuss any relevant ownership thresholds significant under foreign law.

Certain Information Concerning AAA, page 36

3.   We note the statement that you assume no responsibility for the accuracy of the information concerning AAA. It is inappropriate to disclaim responsibility for your disclosure. Please revise accordingly.

Source and Amount of Funds, page 65

4.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Conditions of the Offer, page 66

5.   Disclosure indicates that you intend to determine whether conditions are satisfied as of the time "immediately prior to acceptance for payment of any Company Shares." All conditions, except those relating to regulatory approval, must be satisfied or waived as of the expiration of the offer. Please revise accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

Cc: George Karafotias
        Shearman & Sterling LLP